                                                                       EXHIBIT 1

     FOR IMMEDIATE RELEASE
     ---------------------

     CONTACT:
     George V. Migausky                            Tom Mahon
     Vice President and                            Public Relations
     Chief Financial Officer                       (510) 937-4921
     (301)984-8000

                  IGEN, INC. REPORTS FISCAL YEAR 1996 RESULTS

GAITHERSBURG, MD, May 14, 1996 -- IGEN, Inc. (NASDAQ: IGEN) reported financial results today for the fourth quarter and the fiscal year ended March 31, 1996. Total revenues were $4.4 million in the fourth quarter for both 1996 and 1995. Total revenues for fiscal 1996 were $15.9 million compared to $14.8 million for fiscal 1995. The Company reported a net loss of $2.0 million ($.14 per share) for the fourth quarter in 1996 and a net loss of $1.4 million ($.10) for 1995. The net loss for fiscal 1996 was $7.6 million ($.52 per share) as compared to $5.9 million ($0.40 per share) for 1995.

Product sales increased in the fourth quarter of fiscal 1996 to $1.6 million compared to $1.0 million in the fourth quarter of 1995 and $1.1 million in the immediately preceding third quarter of fiscal 1996. For fiscal year 1996, product sales increased to $4.6 million from $2.6 million in 1995. Higher product sales are a result of increased placements of the ORIGEN(R) Detection System and sales of related reagent products. License fees and contract revenue reflect revenue from ongoing programs with IGEN's corporate partners, Boehringer Mannheim GmbH and Organon Teknika, N.V.

Operating costs increased to $6.7 million during the fourth quarter of 1996 and $24.7 million for the full fiscal year 1996. These costs include research and development expenditures which increased to $3.7 million for the fourth quarter of 1996 and $14.1 million for the full fiscal year 1996. The increase in research and development expenditures results from higher staffing levels for internal research and development programs and expanded external collaborations. Marketing, general and administrative costs decreased to $2.5 million in the fourth quarter of fiscal 1996 and remained at $8.7 million for the full fiscal year.

At March 31, 1996, the Company had $20.2 million in cash and investments and total assets of $29.3 million.

IGEN develops, manufactures and markets diagnostic systems utilizing its patented ORIGEN technology, which is based on electrochemiluminescence. The ORIGEN technology provides a proprietary uniform assay format for conducting a multitude of diagnostic tests, including immunoassay, nucleic acid probe and clinical chemistry tests. Products using the ORIGEN technology include systems marketed by IGEN and its corporate partners, Boehringer Mannheim GmbH, Organon Teknika and The Perkin-Elmer Corporation.

                            (Financial data follows)

                       IGEN is a trademark of IGEN, Inc.
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                                   IGEN, INC.
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                     THREE MONTHS ENDED          YEAR ENDED
                                          MARCH 31                MARCH 31
                                     1996        1995       1996            1995
                                   -------     -------     -------         -------
REVENUES:
  License and royalty income       $ 2,385     $ 2,373     $ 9,487         $ 9,432
  Product sales                      1,588         987       4,583           2,555
  Contract revenue                     399       1,077       1,854           2,847
                                   -------     -------     -------         -------
    Total                            4,372       4,437      15,924          14,834
                                   -------     -------     -------         -------
OPERATING COSTS AND
 EXPENSES:
  Product costs                        503         352       1,848           1,278
  Research and development           3,671       3,281      14,078          12,267
  Marketing, general and
    administrative                   2,484       2,646       8,725           8,707
                                   -------     -------     -------         -------
    Total                            6,658       6,279      24,651          22,252
                                   -------     -------     -------         -------
LOSS FROM OPERATIONS                (2,286)     (1,842)     (8,727)         (7,418)

INTEREST INCOME - NET                  265         427       1,079           1,489
                                   -------     -------     -------         -------

NET LOSS                           $(2,021)    $(1,415)    $(7,648)        $(5,929)
                                   =======     =======     =======         =======

NET LOSS PER SHARE                   $(.14)      $(.10)      $(.52)          $(.40)
                                   =======     =======     =======         =======

SHARES USED IN
 COMPUTING NET LOSS
 PER SHARE                          14,894      14,835      14,779          14,769
                                   =======     =======     =======         =======

                           SUMMARY BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                    MARCH      MARCH
                                                     1996       1995
                                                   --------   --------
CASH AND SHORT TERM INVESTMENTS                    $20,217    $30,226
TOTAL ASSETS                                        29,276     37,806
SHAREHOLDERS' EQUITY                                17,435     24,998
